UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              ___________________

                                AMENDMENT NO. 1
                                      TO

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                     and
                                 Statement on
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              ___________________

                  Automobile Protection Corporation --- APCO
                           (Name of Subject Company)

                            AM1 Acquisition Company
                              Ford Motor Company
                                   (Bidders)


                    Common Stock, $.001 par value per share
                        (Title of Class of Securities)

                                   052905106
                     (CUSIP Number of Class of Securities)

                            John K. Dickerson, Esq.
                              Ford Motor Company
                       The American Road, Suite 325, WHQ
                           Dearborn, Michigan 48121
                           Telephone: (313) 322-3000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                             David J. Sorkin, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000

     This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule 14D-1 and Statement on Schedule 13D filed with the Securities and Exchange Commission on June 16, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by AM1 Acquisition Company, a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Ford Motor Company, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Automobile Protection Corporation -- APCO, a Georgia corporation (the "Company"), at a purchase price of $13.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 10.  Additional Information.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On July 7, 1999, Parent issued a press release announcing that Parent had received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Offer. The full text of the press release is set forth in Exhibit 11(a)(9) and is incorporated herein by reference.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following amendments to the Offer to Purchase:

     The first sentence of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby deleted and replaced with the following: "Upon the terms of the Offer and the Merger Agreement, and subject to the satisfaction or waiver of the conditions to the Offer on or prior to the Expiration Date(or prior to acceptance for payment or payment for Shares in the case of certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the Commission), the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date that the Purchaser becomes obligated to purchase as soon as practicable after the expiration of the Offer, provided that the Purchaser may extend the Offer as described above."

     The first sentence of the second paragraph of Section 15 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby deleted and replaced with the following: "In addition, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, with the consent of the Company or if, at any time on or after the date of the Merger Agreement and before the Expiration Date (or in the case of certain regulatory approvals, as and to the extent permitted by applicable rules and regulations of the Commission, before acceptance of such Shares for payment or the payment therefor), any of the following conditions exist:"


Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

          (a)(9)  Press release issued by the Parent on July 7, 1999.





































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

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     AM1 Acquisition Company


                                     By:    /s/  L. Johanna Kaipainen
                                            ------------------------------
                                            Name:  L. Johanna Kaipainen
                                            Title: Vice President and
                                                     Secretary

                                     Ford Motor Company


                                     By:   /s/  Peter Sherry, Jr.
                                           -------------------------------
                                           Name:  Peter Sherry, Jr.
                                           Title: Assistant Secretary


Date:    July 7, 1999






















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

                                 EXHIBIT INDEX


Exhibit                                                                  Page
  No.                            Description                              No.
-------                          -----------                             ----

(a)(9)     Press release issued by the Parent on July 7, 1999........

                                                                EXHIBIT (a)(9)


                 News Release



Contact:  Mike Vaughn
          313-337-2786



FORD PURCHASE OF APCO MOVES AHEAD: GRANTED
EARLY TERMINATION OF FEDERAL WAITING PERIOD


DEARBORN, Mich., July 7, 1999--Ford Motor Company (NYSE: F) announced today that it has been granted early termination of the waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act applicable to its tender offer for shares of Automobile Protection Corporation--APCO (Nasdaq: APCO).

The tender offer will expire at midnight, New York City time, on Wed.,

July 14, 1999, unless the offer is extended.



In June, Ford and APCO, a premier all-makes extended service contract provider, reached a definitive agreement for Ford to acquire APCO for $13 a share in cash.  APCO's core business is the marketing and administration of the EasyCare Certified Pre-Owned Vehicle Merchandising Program and EasyCare

Vehicle Service Contracts, sold primarily through car and truck dealerships.

APCO also administers warranty and service contract products under private labels.  Headquartered in Atlanta, Georgia, APCO has 200 employees.



The APCO acquisition is directly aligned with Ford's goal of becoming the leading consumer company that provides automotive products and services.  A key part of this strategy is to build profitable growth by expanding downstream in the automotive value chain.  Acquiring APCO represents another significant step in Ford Customer Service Division's efforts to become the number one aftersales and service operation in the world.



Ford Motor Company is the world's second largest automaker.  Its automotive brands include Aston Martin, Ford, Jaguar, Lincoln, Mazda, Mercury and Volvo.

Its automotive-related services include Ford Credit, Quality Care, Hertz, and

Visteon Automotive Systems.



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